

03002189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS International Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
(No. and Street)

New York	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Quinn **212-916-2300**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e)(2).*



OATH OR AFFIRMATION

I, Michael Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS International Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

C.F.O.

Title

Notary Public

ALAN L. GRIFFIN
Notary Public, State of New York
No. 02GR6012772
Qualified in New York County
Commission Expires ~~August 31~~ Oct. 18, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

UBS International Inc.

December 31, 2002
with Report of Independent Auditors

UBS International Inc.

Statement of Financial Condition

December 31, 2002

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Stockholder of
UBS International Inc.

We have audited the accompanying statement of financial condition of UBS International Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS International Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst + Young LLP

February 18, 2003

UBS International Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 28,364,570
Employee forgivable loans	9,617,734
Office equipment and leasehold improvements, net of accumulated depreciation of $1,972,529	9,734,429
Other assets	1,887,880
Total assets	$ 49,604,613
Liabilities	
Payables to affiliate	$ 2,803,330
Accrued compensation and benefits	2,387,130
Other liabilities and accrued expenses	268,204
	5,458,664
Subordinated borrowings	10,000,000
Total liabilities	15,458,664
Stockholder's equity	
Common stock ($0.01 par value; 500,000 shares, authorized issued and outstanding)	5,000
Additional paid-in capital	36,111,869
Retained deficit	(1,970,920)
Total stockholder's equity	34,145,949
Total liabilities and stockholder's equity	$ 49,604,613

See notes to statement of financial condition.

UBS International Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Description of Business

UBS International Inc. (the "Company") is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly-owned subsidiary of UBS AG, a bank organized under the laws of Switzerland (the "Parent"), which conducts banking and related financial business in the United States for corporate and other customers. The Company was formed on December 19, 2001. On December 31, 2001, management of UBS Advisory International LLC, an affiliate, and the Company signed an agreement and Plan of Merger. The effective date of this transaction was January 14, 2002; the date on which the National Association of Securities Dealers, Inc. (the "NASD") effectively approved the transfer of the broker dealer license to the Company. The Company commenced effective operations on June 3, 2002. In connection with the merger, the Company received $15,155,195 of non-cash contributions primarily consisting of office equipment and leasehold improvements and employee forgivable loans.

The Company is engaged in one principal line of business, that of providing investment advisory and securities brokerage services to its clients. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the NASD.

The clearing and depository operations for the Company's clients are provided by UBS PaineWebber Inc. ("UBSPWI"), an affiliated clearing broker-dealer, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit at banks and highly liquid investments not held for resale, with a maturity of three months or less.

Revenues

Commission income is recognized on settlement date. Recording commissions on a trade date basis would not have a material effect on the financial statements taken as a whole. Asset management fees are accrued for during the period in which they are earned. Principal transactions revenue is recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Employee Forgivable Loans

The Company has entered into various agreements with its brokers whereby certain brokers receive a forgivable loan. These employee forgivable loans ("EFL's") have been capitalized on the balance sheet and are being amortized over the terms specified in each agreement.

Income Taxes

The Company is included in the consolidated federal income tax return and combined state and local tax returns of UBS Americas. However, federal, state and local taxes are provided on a separate return basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

3. Transactions with Customers (continued)

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements, at cost, consists of the following:

Office equipment	$ 3,868,466
Leasehold improvements	7,838,492
	11,706,958
Less—accumulated depreciation	1,972,529
	$ 9,734,429

5. Liability Subordinated to Claims of General Creditors

Under the terms of a revolving subordinated loan agreement approved by the NASD, the Parent has agreed to make credit loans to the Company up to a maximum of $20,000,000, from time to time, until July 31, 2003 at a fixed rate of 1-1/2% per annum. At December 31, 2002, there was $10,000,000 outstanding, which is due July 31, 2003.

This loan is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements and subject to certain notification and other provisions of the net capital rule.

6. Commitments and Contingencies

The Company leases office space under one five-year noncancelable lease, with certain renewal options for like terms.

At December 31, 2002 the Company's future minimum rental commitments, based upon the terms (including escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more were as follows:

2003	$ 41,900
2004	51,737
2005	53,292
2006	54,895
2007	46,886
	$ 248,710

The Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

7. Employee Incentive Awards

Employees of the Company are covered under UBS Americas' various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

Restricted stock awards are granted to key employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from three to five years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

7. Employee Incentive Awards (continued)

Certain eligible employees of the Company participate in the UBS PaineWebber PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions.

8. Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBS Americas which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Americas also provided life insurance and health care benefits to employees of the Company.

9. Related Party Transactions

The Company has revenue sharing agreements with UBSPWI and UBS Warburg LLC, whereby the Company is allocated a selling concession by the affiliates when customers introduced by the Company to the affiliates acquire securities underwritten by the affiliates.

The Company has entered into a contractual arrangement with UBS AG, New York Branch pursuant to which it utilizes the administrative services of an affiliate, including personnel and facilities, and is allocated a charge for their usage. In addition, the Company pays for clearing and administrative services provided by UBSPWI.

10. Net Capital Requirements

The Company is subject to the SEC's net capital rule ("Rule 15c3-1") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2002, the Company had net capital of $22,636,627, which exceeded its requirement by $22,272,717. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1 at December 31, 2002.

11. Off-Balance Sheet Risk

The Company has agreed to indemnify its clearing broker-dealer for certain losses that it may sustain from customer accounts introduced by the Company.

12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax assets are reflected without reduction for a valuation allowance. Deferred tax assets of $641,095 are included in "Other assets" in the statement of financial condition. The deferred tax asset is primarily due to employee benefits.

13. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and employee forgivable loans are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

14. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45) which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods audited after December 15, 2002. The Interpretations initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 15, 2002.

As described in Note 3, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, the total amount of customer balances subject to such indemnification was $218,780,000. In accordance with applicable NYSE rules, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.